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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                      RULE 13e-3 TRANSACTION STATEMENT
      (Pursuant to Section 13(e) of The Securities Exchange Act of 1934)

                               Amendment No. 1

                             BOWATER INCORPORATED
                             (Name of the Issuer)

                             BOWATER INCORPORATED
                     (Name of Person(s) Filing Statement)

  Depositary Shares, Each Representing a One-Fourth Interest in a Share of
    8.40% Series C Cumulative Preferred Stock, Par Value $1.00 Per Share,
                    $100 Liquidation Preference Per Share
                       (Title of Class of Securities)

                                  102183-605
                    (CUSIP Number of Class of Securities)

                                Wendy C. Shiba
                    Secretary and Assistant General Counsel
                             Bowater Incorporated
                            55 East Camperdown Way
                                P. O. Box 1028
                            Greenville, SC  29602
                                (803) 271-9337
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications
                  on Behalf of Person(s) Filing Statement)

                                  Copy to:

                            Eric B. Amstutz, Esq.
                            Jo Watson Hackl, Esq.
                    Wyche, Burgess, Freeman & Parham, P.A.
                            44 East Camperdown Way
                                P. O. Box 728
                            Greenville, SC  29602
                               (803) 242-8200

This statement is filed in connection with (check the appropriate box):
     a.(_)     The  filing  of  solicitation   materials  or  an  information
               statement  subject to Regulation  14A, Regulation 14C  or Rule
               13e-3(c) under the Securities Exchange Act of 1934.
     b.(_)     The  filing of a  registration statement under  the Securities
               Act of 1933.
     c.(X)     A tender offer.
     d.(_)     None of the above.

     Check the following box if soliciting materials or an information statement referred to in checking box (a) are preliminary copies: ( )


                         CALCULATION OF FILING FEE


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--------------------------------------------------------------------------

          Transaction Valuation*                  Amount of Filing Fee**

--------------------------------------------------------------------------

          $ 94,775,000.00                         $ 18,955.00


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 *   Assumes  purchase  of  3,400,000  Depositary  Shares  at  $  27.875  per
     Depositary Share.
** Calculated based on the transaction valuation multiplied by one-fiftieth of one percent.

(X) Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $18,955.00          Filing Party:  Bowater
                                                            Incorporated

Form or Registration No.:  Schedule 13E-4    Date Filed:  October 16, 1995


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
     This Amendment No. 1 dated November 15, 1995, amends the Rule 13e-3 Transaction Statement (the "Schedule 13E-3") filed with the Securities and Exchange Commission on October 16, 1995 by Bowater Incorporated, a Delaware corporation (the "Company"), in connection with its offer to purchase any and all of the outstanding Depositary Shares (the "Depositary Shares"), each representing a one-fourth interest in a share of its 8.40% Series C Cumulative Preferred Stock, par value $1.00 per share, liquidation preference $100.00 per share (the "Series C Cumulative Preferred Stock"), at a price of $ 27.875 per Depositary Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 16, 1995 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "Offer"), copies of which were attached to the Schedule 13E-3 as Exhibits (d)(1) and (d)(2), respectively.

     The information set forth in the Amendment No. 1 to the Issuer Tender Offer Statement attached to the Schedule 13E-3 as Exhibit (g), which Amendment No. 1 is attached hereto as Exhibit (h), is expressly incorporated by reference and responses to each item herein are qualified in their entirety by the provisions of the Issuer Tender Offer Statement, as amended by such Amendment No. 1.

     The following information amends the information previously included in the Schedule 13E-3.

ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.


     (b) The information set forth in "Section 14. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference;
provided, however, that, notwithstanding such  information,  the Company will
--------  -------
pay a solicitation fee to a Soliciting Dealer (as defined in the Offer to Purchase) in respect of Depositary Shares registered in the name of the Soliciting Dealer unless the Depositary Shares are held by the Soliciting Dealer as nominee and the Depositary Shares are being tendered for the benefit of one or more beneficial owners identified on the Letter of Transmittal or on the Notice of Solicited Tenders (included in the materials provided to brokers and dealers).

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (b) The information set forth in the front cover page and "Section 14. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference; provided, however, that, notwithstanding such information, the
           --------  -------
Company will not pay a solicitation fee to a Soliciting Dealer (as defined in the Offer to Purchase) in respect of Depositary Shares registered in the name of the Soliciting Dealer unless the Depositary Shares are held by the Soliciting Dealer as nominee and the Depositary Shares are being tendered for the benefit of one or more beneficial owners identified on the Letter of Transmittal or on the Notice of Solicited Tenders (included in the materials provided to brokers and dealers).

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

     (h)  Amendment No. 1 to Issuer Tender Offer Statement on Schedule 13E-4.

                              S I G N A T U R E

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   BOWATER INCORPORATED



                                   By:  /s/ Michael F. Nocito
                                        --------------------------------
                                        Name: Michael F. Nocito
                                        Title: Vice President - Controller

Dated: November 15, 1995

                                 EXHIBIT INDEX


                                                  SEQUENTIALLY
EXHIBIT                                           NUMBERED
NO.       DESCRIPTION                             PAGE
---       -----------                             ----

                                      3

(h)       Amendment No. 1 to Issuer Tender
          Offer Statement on Schedule 13E-4 . . . 5

                                                                  Exhibit (h)


                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                       ISSUER TENDER OFFER STATEMENT
    (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                                Amendment No. 1

                             BOWATER INCORPORATED
                               (Name of Issuer)

                             BOWATER INCORPORATED
                     (Name of Person(s) Filing Statement)

  Depositary Shares, Each Representing a One-Fourth Interest in a Share of
    8.40% Series C Cumulative Preferred Stock, Par Value $1.00 Per Share,
                    $100 Liquidation Preference Per Share
                       (Title of Class of Securities)

                                  102183-605
                     (CUSIP Number of Class of Securities)

                                Wendy C. Shiba
                    Secretary and Assistant General Counsel
                             Bowater Incorporated
                            55 East Camperdown Way
                                P. O. Box 1028
                            Greenville, SC  29602
                                (803) 271-9337
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications
                on Behalf of the Person(s) Filing Statement)

                                  Copy to:

                            Eric B. Amstutz, Esq.
                            Jo Watson Hackl, Esq.
                    Wyche, Burgess, Freeman & Parham, P.A.
                            44 East Camperdown Way
                                P. O. Box 728
                            Greenville, SC  29602
                                (803) 242-8200

                               October 16, 1995
                   (Date Tender Offer First Published, Sent
                        or Given to Security Holders)

                         CALCULATION OF FILING FEE



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     TRANSACTION VALUATION*             AMOUNT OF FILING FEE**

-------------------------------------------------------------------------

     $ 94,755,000.00                         $ 18,955.00


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-------------------------------------------------------------------------

 *   Assumes  purchase  of   3,400,000  Depositary  Shares  at   $27.875  per
     Depositary Share.
** Calculated based on the transaction valuation multiplied by one-fiftieth of one percent.

(x)   Check  box  if any  part  of the  fee  is offset  as  provided by  Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $18,955.00          Filing Party:  Bowater
                                                            Incorporated

Form or Registration No.:  Schedule 13E-4    Date Filed:  October 16, 1995


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
     This Amendment No. 1 dated November 15, 1995, amends the Issuer Tender Offer Statement (the "Schedule 13E-4") filed with the Securities and Exchange Commission on October 16, 1995 by Bowater Incorporated, a Delaware corporation (the "Company"), in connection with its offer to purchase any and all of the outstanding Depositary Shares (the "Depositary Shares"), each representing a one-fourth interest in a share of its 8.40% Series C Cumulative Preferred Stock, par value $1.00 per share, liquidation preference $100.00 per share (the "Series C Cumulative Preferred Stock"), at a price of $ 27.875 per Depositary Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 16, 1995 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "Offer"), copies of which were attached to the Schedule 13E-4 as Exhibits (a)(1) and (a)(2), respectively.

     The following information amends the information previously included in the Schedule 13E-4.

ITEM 6.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth on the front cover page and in "Section 14. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference; provided, however, that, notwithstanding such information, the
           --------  -------
Company will not pay a solicitation fee to a Soliciting Dealer (as defined in the Offer to Purchase) in respect of Depositary Shares registered in the name of the Soliciting Dealer unless the Depositary Shares are held by the Soliciting Dealer as nominee and the Depositary Shares are being tendered for the benefit of one or more beneficial owners identified on the Letter of Transmittal or on the Notice of Solicited Tenders (included in the materials provided to brokers and dealers).

                              S I G N A T U R E

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   BOWATER INCORPORATED



                                   By:  /s/ Michael F. Nocito
                                        --------------------------------
                                        Name: Michael F. Nocito
                                        Title: Vice President - Controller

Dated: November 15, 1995

                                      8